UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained herein, as well as Exhibits 99.1 and 99.2 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Amendment to Agreement Governing Term Loan Facility

On May 10, 2019, Canada Goose Holdings Inc. (the “Company”) and its wholly-owned subsidiary, Canada Goose Inc., as borrower, entered into an amendment (the “Term Loan Amendment”) to its senior secured term loan facility (the “Term Loan Facility”), originally entered into on December 2, 2016, with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders. The Term Loan Amendment was executed in connection with the refinancing of the Term Loan Facility. The term loans issued in connection with the Term Loan Amendment (the “2019 Refinancing Term Loans”) were used to refinance in full all of the initial term loans outstanding under the Term Loan Facility. The interest rates for the 2019 Refinancing Term Loans are 3.50% for LIBOR Loans and 2.50% for ABR Loans. Among other things, the Term Loan Amendment extended the maturity date for the Term Loan Facility to December 2, 2024.

The foregoing description of the Term Loan Amendment does not purport to be complete and is qualified in its entirety by reference to the Term Loan Amendment, which is attached as Exhibit 99.1.

Amendment to Agreement Governing Revolving Facility

On May 10, 2019, the Company and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into an amended and restated ABL credit agreement (the “Amended and Restated ABL Credit Agreement”) to its senior secured asset-based revolving facility (the “Revolving Facility”), originally entered into on June 3, 2016, with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. Among other things, the Amended and Restated ABL Credit Agreement (i) increased the aggregate credit commitments under the Revolving Facility from $200,000,000 to $300,000,000 during the non-peak Season and from $250,000,000 to $350,000,000 during the peak season (June 1 through November 30) and (ii) extended the credit maturity date to the earlier of (a) June 3, 2024 and (b) the date that is six months prior to the maturity date of the Term Loan Facility.

The foregoing description of the Amended and Restated ABL Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated ABL Credit Agreement, which is attached as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

*99.1	Third Amendment to Credit Agreement dated May 10, 2019, by and among Canada Goose Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch

*99.2	Amended and Restated Credit Agreement dated May 10, 2019, by and among Canada Goose Holdings Inc. and Canadian Imperial Bank of Commerce

*

Certain schedules and exhibits to the Third Amendment to Credit Agreement and the Amended and Restated Credit Agreement have been omitted from this filing. The Company will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ Jonathan Sinclair
	Name:	Jonathan Sinclair
	Title:	Executive Vice President and
Chief Financial Officer
Date: May 13, 2019